SECURITIES AND EXCHANGE COMMISSION

Release No. 32809; File No. 812-14778

Medley Capital Corporation, <u>et al.</u>

September 8, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development

companies (each, a "BDC") and closed-end management investment companies to co-invest in

portfolio companies with each other and with certain affiliated investment funds and accounts.

<u>Applicants</u>: Medley Capital Corporation ("MCC"); Medley SBIC, LP ("Medley SBIC"); Medley

SBIC GP, LLC (the "SBIC General Partner"); Medley LLC; MCC Advisors LLC ("MCC

Advisors"); Medley Capital LLC, MOF II Management LLC, and MOF III Management LLC

(collectively, the "Existing Affiliated Investment Advisers"); MOF II GP LLC, MOF III GP LLC,

and Medley Credit Strategies GP, LLC (collectively, the "Existing General Partners"); Medley

Opportunity Fund III LP, Medley Opportunity Fund II LP, and Medley Credit Strategies (KOC)

LLC (collectively, the "Existing Affiliated Funds"); Sierra Income Corporation ("Sierra"); SIC

Advisors LLC ("SIC Advisors"); Sierra Total Return Fund ("STRF"); STRF Advisors LLC ("STRF

Advisors"); Sierra Opportunity Fund ("SOF"); and SOF Advisor LLC ("SOF Advisors").

<u>Filing Date</u>: The application was filed on May 24, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 3, 2017 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: c/o Brooke Taube, Medley Capital Corporation, Seth Taube, Sierra Income Corporation, Sierra Total Return Fund, and Sierra Opportunity Fund 280 Park Avenue, 6th Floor East, New York, NY 10017.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   MCC is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] MCC's investment objective is

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the

to generate current income and capital appreciation by lending directly to privately-held middle market companies. MCC's board of directors (the "MCC Board") currently consists of seven members, four of whom are not "interested persons" as defined in section 2(a)(19) of the Act (the "Independent Directors"). Each of Brooke Taube and Seth Taube (the "Principals") and Jeff Tonkel serves as an interested director on the MCC Board.

2. Applicants represent that Medley SBIC was organized as a limited partnership under the laws of the state of Delaware and is licensed by the Small Business Administration ("SBA") to operate under the Small Business Investment Act of 1958, as amended ("SBA Act"), as a small business investment company (each such licensed entity, an "SBIC Subsidiary"). Applicants state that Medley SBIC will not be registered under the Act based on the exclusion from the definition of investment company contained in section 3(c)(7). The SBIC General Partner was organized as a limited liability company under the laws of the state of Delaware and is the general partner of Medley SBIC. Applicants represent that Medley SBIC is functionally a wholly-owned subsidiary of MCC because MCC and the SBIC General Partner (which is a wholly-owned subsidiary of MCC) own all of the equity and voting interests in Medley SBIC.

3. Sierra is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act. Sierra's investment objective is to generate current income and capital appreciation by investing primarily in the debt of privately-held U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. Sierra's board of directors (the "Sierra Board") currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested director on the Sierra Board.

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purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

4. STRF is an externally managed, non-diversified, closed-end management investment company registered under the Act. STRF will be operated as an interval fund. STRF's investment objective is to generate total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and equities. STRF's board of directors (the "STRF Board") currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested trustee on the STRF Board.

5. SOF is an externally managed, non-divsersified, closed-end management investment company registered under the Act. SOF will be operated as an interval fund. SOF's investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. SOF's board of directors (the "SOF Board") currently consists of five members, three of whom are Independent Directors. Each of the Principals serves as an interested trustee on the SOF Board.

6. MCC Advisors is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as the investment adviser to MCC. SIC Advisors is registered as an investment adviser under the Advisers Act and serves as the investment adviser to Sierra. STRF Advisors is registered as an investment adviser under the Advisers Act and serves as an investment adviser to STRF. SOF Advisors is registered as an investment adviser under the Advisers Act and serves as an investment adviser to SOF. The Existing Affiliated Investment Advisers are registered under the Advisers Act and currently serve as investment advisers to the Existing Affiliated Funds. Medley LLC, which is controlled by the Principals, controls each of the Existing Affiliated Investment Advisers.[2] The Existing General Partners are the general partners of

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[2] "Affiliated Investment Advisers" means the Existing Affiliated Investment Adviser and any future investment adviser that Medley LLC controls.

certain of the Existing Affiliated Funds. The Existing General Partners are direct, wholly-owned

subsidiaries of Medley GP Holdings LLC, which is controlled by the Principals.

7.	Medley LLC, and its direct, wholly-owned subsidiary, Medley Capital LLC, from

time to time, may hold various financial assets in a principal capacity (together, in such capacity,

"Existing Medley Proprietary Accounts" and together with any Future Medley Proprietary Account

(as defined below), the "Medley Proprietary Accounts").

8.	Each of the Existing Affiliated Funds is a separate legal entity and is excluded from

the definition of "investment company" under section 3(c)(1) or 3(c)(7) of the Act.

9.	Applicants seek to supersede the Prior Order[3] to permit a Regulated Entity and one

or more other Regulated Entities and/or one or more Affiliated Funds to participate in the same

investment opportunities through a proposed co-investment program where such participation

would otherwise be prohibited under sections 17(d) and 57(a)(4) and rule 17d-1 (the "Co-

Investment Program").[4] For purposes of the application, a "Co-Investment Transaction" means any

transaction in which a Regulated Entity (or its Wholly-Owned Investment Sub, as defined below)

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[3]	The requested order (the "Order") would supersede an exemptive order issued by the Commission on March 29, 2017 (the "Prior Order") that was granted pursuant to sections 57(a)(4) and 57(i) and rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted. Medley Capital Corporation, et al., Investment Company Act Release Nos. 32520 (Mar. 03, 2017) (notice) and 32581 (Mar. 29, 2017) (order). All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[4]	"Future Affiliated Funds" means any entity whose (i) investment adviser is an Affiliated Investment Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iii) that is not a subsidiary of a Regulated Entity, and (iv) that intends to participate in the Co-Investment Program. "Affiliated Funds" means the Existing Affiliated Funds, the Existing Medley Proprietary Accounts, the Future Affiliated Funds, and any Future Medley Proprietary Accounts. "Regulated Entity" means any of (i) MCC, (ii) Sierra, (iii) STRF, (iv) SOF, or (v) any future closed-end investment company that is registered under the Act or has elected to be regulated as a BDC under the Act, whose investment adviser is a Regulated Entity Adviser, and that intends to participate in the Co-Investment Program. "Regulated Entity Advisers" means (i) MCC Advisors, (ii) SIC Advisors, (iii) STRF Advisors, (iv) SOF Advisors, and (v) any future investment adviser that Medley LLC controls. "Future Medley Proprietary Account" means any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

participated, in reliance on the Order or the Prior Order), (a) together with one or more other

Regulated Entities and/or (b) together with one or more Affiliated Funds. A "Potential Co-

Investment Transaction" means any investment opportunity in which a Regulated Entity (or its

Wholly-Owned Investment Sub) could not participate together with one or more Regulated Entities

and/or together with one or more Affiliated Funds without obtaining and relying on the Order.

Affiliated Funds that have the capacity to, and elect to, co-invest with the Regulated Entities are

referred to as "Participating Funds."

10.   Applicants state that a Regulated Entity may, from time to time, form one or more

Wholly-Owned Investment Subs.[5] Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a

company controlled by the Regulated Entity for purposes of sections 17(d) and 57(a)(4) and rule

17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in

Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned

Investment Sub's participation in any such transaction be treated, for purposes of the Order, as

though the Regulated Entity were participating directly. Applicants represent that this treatment is

justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a

holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could

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[5]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests), (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Entity's board of directors ("Board") has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

arise between the Regulated Entity and the Wholly-Owned Investment Sub. The Regulated Entity's

Board would make all relevant determinations under the conditions with regard to a Wholly-Owned

Investment Sub's participation in a Co-Investment Transaction, and the Regulated Entity's Board

would be informed of, and take into consideration, any proposed use of a Wholly-Owned

Investment Sub in the Regulated Entity's place. If the Regulated Entity proposes to participate in

the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of

the Regulated Entity will also be informed of, and take into consideration, the relative participation

of the Regulated Entity and the Wholly-Owned Investment Sub.

  11. In selecting investments for each Regulated Entity, the Regulated Entity Advisers

will consider the investment objective, investment policies, investment position, capital available

for investment, and other factors relevant to the respective Regulated Entities they advise. The

Regulated Entity Advisers expect that any portfolio company that is an appropriate investment for a

Regulated Entity should also be an appropriate investment for one or more other Regulated Entities

and/or one or more Affiliated Funds, with certain exceptions based on available capital or

diversification.[6] The Regulated Entity Adviser, as applicable, will present each Potential Co-

Investment Transaction and the proposed allocation of each investment opportunity to the directors

of the relevant Regulated Entity's Board that are eligible to vote under section 57(o) of the Act (the

"Eligible Directors"). The "required majority," as defined in section 57(o) ("Required Majority") of

a Regulated Entity will approve each Co-Investment Transaction prior to any investment by the

Regulated Entity.

  12. All subsequent activity (i.e., exits or Follow-On Investments, as defined below) in a

Co-Investment Transaction will also be made in accordance with the terms and conditions set forth

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[6] The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment
opportunities are referred to them.

in the application.[7] A Regulated Entity may participate in a pro rata disposition or Follow-On

Investment without obtaining prior approval of the Required Majority if, among other things: (i) the

proposed participation of each Regulated Entity and Affiliated Fund is proportionate to its

outstanding investments in the issuer immediately preceding the disposition or Follow-On

Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that

Regulated Entity's participation in pro rata dispositions and Follow-On Investments as being in the

best interests of the Regulated Entity. If the Board has not given such approval in advance, any

such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible

Directors. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval

of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or

Follow-On Investments must be submitted to the Eligible Directors.

13.   Applicants state that none of the Principals will benefit directly or indirectly from

any Co-Investment Transaction (other than by virtue of the ownership of securities of MCC and the

Affiliated Investment Advisers) or participate individually in any Co-Investment Transaction. In

addition, no Independent Director will have any direct or indirect financial interest in any Co-

Investment Transaction or any interest in any portfolio company, other than through an interest (if

any) in the securities of a Regulated Entity.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated

Entities that are registered closed-end investment companies. Section 17(d) of the Act and rule

17d-1 under the Act prohibit participation by a registered investment company and an affiliated

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[7]   "Follow-On Investments" means additional investments in securities of issuers, including through
the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.

person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

2.   Similarly, with regard to BDCs, Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by such BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Affiliated Funds and the other Regulated Entities could be deemed to be a person related to each Regulated Entity in a manner described by section 57(b) by virtue of being under common control with such Regulated Entity.

2.   Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies.

3.   Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the participation by the BDC or controlled company in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4.	Applicants state that they expect that co-investment in portfolio companies by the Regulated Entities and the Affiliated Funds will increase the number of favorable investment opportunities for the Regulated Entities and that the Co-Investment Program will be implemented only if the Required Majority of the applicable Regulated Entity approves it.

5.	Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the applicable Regulated Entity will be treated fairly. Applicants state that the Regulated Entities' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

6.	Under condition 14, if the Regulated Entity Advisers or the Principals, or any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of a Regulated Entity ("Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Regulated Entity Advisers or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. Applicants represent that the Independent Directors will evaluate and approve any independent third party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Each time a Regulated Entity Adviser or an Affiliated Investment Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within the then-current Objectives and Strategies of a Regulated Entity,[8] the appropriate Regulated Entity Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2. (a) If a Regulated Entity Adviser deems a Regulated Entity's participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by Regulated Entity Advisers to be invested by the Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Participating Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Regulated Entity Advisers will provide the respective Eligible Directors with information concerning each party's available capital to assist the Eligible Directors with their review of such

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[8] "Objectives and Strategies" means the Regulated Entity's investment objectives and strategies, as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity's reports to stockholders.

Regulated Entity's investments for compliance with these allocation procedures.

      (c)   After making the determinations required in conditions 1 and 2(a), the Regulated Entity Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Participating Fund, to the Eligible Directors of the each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity and/or any Participating Fund only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Regulated Entity concludes that:

      (i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its stockholders and do not involve overreaching in respect of the Regulated Entity or its stockholders on the part of any person concerned;

      (ii)   the transaction is consistent with

      (A)   the interests of the Regulated Entity's stockholders; and

      (B)   the Regulated Entity's then-current Objectives and Strategies.

      (iii)   the investment by another Regulated Entity or one or more Participating Funds would not disadvantage the Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Participating Fund or other Regulated Entity; provided that, if any Participating Fund or other Regulated Entity, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B)   the Regulated Entity Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any other Regulated Entity or any Participating Fund or any affiliated person of either receives in connection with the right of a Participating Fund or other Regulated Entity to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Participating Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit the Regulated Entity Advisers, the Affiliated Funds or other Regulated Entities, or any affiliated person of any of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by sections 17(e) or 57(k), as applicable; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Regulated Entity Advisers will present to the Board of each Regulated Entity,

as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and other Regulated Entities during the preceding quarter that fell within the Regulated Entity's then-current Objectives and Strategies that were not made available to the respective Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made pursuant to condition 8 below[9], a Regulated Entity will not invest in reliance on the Order in any portfolio company in which any other Regulated Entity, any Affiliated Fund, or any affiliated person of any other Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Regulated Entity as for the Participating Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[9] This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

7.   (a)   If any Regulated Entity or Participating Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i)   the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to participation by such Regulated Entity in the disposition.

(b)   Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Participating Funds and any other Regulated Entities.

(c)   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and the Participating Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity's participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity's best interests.

(d)   Each Regulated Entity and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8.   (a)   If any Regulated Entity or Participating Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

(i)   the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity.

(b)   A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Participating Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity's participation to the Eligible Directors, and such Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in such Regulated Entity's best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Regulated Entities' and the Participating Funds' outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Regulated Entity Adviser to be invested by each Regulated Entity in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entities of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of, any of the Affiliated Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Regulated Entity Advisers or the Affiliated Investment Advisers under their respective investment advisory agreements with the Regulated Entities and the Participating Funds, be shared by the applicable Regulated Entities and the Participating Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers' fees contemplated by section 57(k)(2) or 17(e)(2), as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Participating Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Regulated Entity Adviser or an Affiliated Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Regulated Entity Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and each Participating Fund based on the amount each invests in such

Co-Investment Transaction. None of the Affiliated Funds, Regulated Entity Advisers, Affiliated Investment Advisers, or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind (other than (a) in the case of the Regulated Entities and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Regulated Entity Advisers and the Affiliated Advisers, investment advisory fees paid in accordance with the Regulated Entities' and Affiliated Funds' governing agreements) as a result of or in connection with a Co-Investment Transaction.

14.   If the Regulated Entity Advisers, the Principals, any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of a Regulated Entity ("Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15.   The Medley Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate demand from the Regulated Entities and the other Affiliated Funds is less than the total investment opportunity.

16.   The Regulated Entity Advisers and the Affiliated Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Entity it advises and will be given sufficient

information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

17.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary